Principal Exchange-Traded Funds 711 High Street, Des Moines, IA 50392 515 247 5111 tel
October 27, 2021

Via EDGAR

Alison White
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549
Re:    Principal Exchange-Traded Funds (the "Registrant")
File Numbers 333-201935, 811-23029
Post-Effective Amendment No. 101 to the Registration Statement on Form N-1A (the "Amendment")

Dear Ms. White,

This letter responds, on behalf of the Registrant, to the comments of the Staff of the Securities and Exchange Commission (“Commission”) with respect to the Amendment, which you communicated to me by telephone on October 8, 2021. The Registrant filed the Amendment with the Commission on September 2, 2021, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”). The Registrant will make changes in response to Staff comments as described below in a post-effective amendment that will be filed with the Commission pursuant to Rule 485(b) under the 1933 Act (Amendment No. 102).

Comment 1. Please revise the series and class identifiers for the Principal Millennials ETF to correspond with its current name.

Response: The Registrant will make the requested change.

Comment 2. With respect to the Active High Yield Fund, please briefly address in the strategies how the fund makes decisions about what securities to buy and sell for the portfolio. For example, what data does the advisor look at, and what analyses does it do?

Response: The Registrant will make the requested change.

Comment 3. In the Additional Information about Investment Strategies and Risks section, under “Bank Loans,” it states that “Most bank loans that will be purchased by a fund are rated below-investment-grade (sometimes called ‘junk’) or will be comparable if unrated, which means they are more likely to default than investment-grade loans.” Compare that statement to the Active High Yield ETF’s investment strategies, which state that the ETF will invest in investment-grade bank loans. Please reconcile.

Response: The Registrant will make the requested change.

Comment 4. Page 54 of the SAI states the following under Acceptance of Orders for Creation Units: “The Trust reserves the absolute right to reject a creation order transmitted to it by the Distributor in respect of the Funds if: (i) the order is not in proper form; (ii) the investor(s), upon obtaining the Shares, would own 80% or more of the currently outstanding Shares of the Fund; (iii) the securities delivered do not conform to the In-Kind Creation Basket for the relevant date; (iv) acceptance of the Fund Deposit would have adverse tax consequences to the Fund; (v) acceptance of the Fund Deposit would, in the opinion of counsel, be unlawful; (vi) acceptance of the Fund Deposit would otherwise, in the discretion of the Trust, the Fund, or PGI, will have an adverse effect on the Trust, the Fund or the rights of beneficial owners; or (vii) in the event that circumstances that are outside the control of the Trust make it practically impossible to process creation orders. Examples of such circumstances include acts of God; public service or utility problems resulting in telephone, telecopy and computer failures; fires, floods or extreme weather conditions; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Trust, PGI, a Sub-Advisor, the Transfer Agent, the Distributor, DTC, NSCC, the Custodian or subcustodian or any other participant in the creation process; and similar extraordinary events. The Distributor shall notify an AP of its rejection of the order. The Funds, the Custodian, any sub-custodian, the Transfer Agent and the Distributor are under no duty, however, to give notification of any defects or irregularities in the delivery of Fund Deposits, and they shall not incur any liability for the failure to give any such notification.”

With respect to items (ii), (iv) , (vi), please delete or supplementally explain the legal basis for the statement that the trust reserves the absolute right to reject a creation order transmitted to it by the distributor in such circumstances. Additionally, the Staff requests that the Registrant supplementally explain in correspondence the circumstances surrounding a suspension of creation units under items (ii) and (iv). The Staff notes that the Commission has stated that ETFs may suspend the issuance of creation units only for a limited time and in extraordinary circumstances (See Release No. 3310515 at pp. 67-68) and that such suspensions could lead to significant deviations between market price and NAV per share (See Release No. 33-10695 at p. 59).

Response:The Registrant submits that this language is from its exemptive application, and it is commonly used in disclosure of other ETF complexes. However, the Registrant has not used this provision to reject an order since its inception, though it has twice requested orders to be resubmitted in a different format. In light of the adoption of Rule 6c-11 and this comment, and the limited use in practice, the Registrant will revise the foregoing language to state as follows:

The Trust reserves the right to reject a creation order transmitted to it by the Distributor in respect of the Funds for any legally permissible reason, including, but not limited to, the following circumstances: the order is not in proper form; the securities delivered do not conform to the In-Kind Creation Basket for the relevant date; acceptance of the Fund Deposit would, in the opinion of counsel, be unlawful; or in the event that circumstances outside of the Trust’s control make it practically impossible to process creation orders (such as acts of God; public service or utility problems; market conditions or activities causing trading halts; systems failures involving computer or other information systems; and similar extraordinary events). The Distributor shall notify an AP of its rejection of the order. The Funds, the Custodian, any sub-custodian, the Transfer Agent and the Distributor are under no duty, however, to give notification of any defects or irregularities in the delivery of Fund Deposits, and they shall not incur any liability for the failure to give any such notification.

Please call me at 515-235-1209 if you have any questions.
Sincerely,
/s/ Britney Schnathorst
Britney Schnathorst
Assistant Counsel, Registrant